

November 29, 2022

Bethany M. Owen
Chair, President and Chief Executive Officer
ALLETE, Inc.
30 West Superior Street
Duluth, MN 55802

>   **Re: ALLETE, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Response dated November 18, 2022**
>   **File No. 001-03548**

Dear Bethany M. Owen:

   We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Response dated November 18, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.   We note your response to prior comment 1. Please tell us how you considered providing disclosure that identifies and quantifies capital expenditures for climate-related projects.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation